June 15, 2023

VIA EDGAR

Robert Shapiro, Esq.

Assistant Director

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Comment Letter to Bright Horizons Family Solutions Inc.
Form 10-K for Fiscal Year Ended December 31, 2022
Filed February 28, 2023
Form 10-Q for Fiscal Quarter Ended March 31, 2023
Filed May 8, 2023
File No. 001-35780

Dear Mr. Shapiro:

This letter is in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission contained in your letter dated June 5, 2023 to Bright Horizons Family Solutions Inc. (the “Company”). For ease of reference, the Staff’s comments are printed below in italics and are followed by the Company’s response in regular typeface.

Form 10-Q for Fiscal Quarter Ended March 31, 2023

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Three Months Ended March 31, 2023 Compared to the Three Months Ended March 31, 2022, page 24

1.	Comment:

When citing multiple factors which impacted your results, please include quantification of all material factors cited. In this regard, you mention the impact of certain inflationary factors, such as price increases and wage increases. To the extent these factors can be quantified as either a percentage change or total dollar impact, please provide quantification accordingly. Additionally, we note from your quarterly earnings calls, the Company regularly discusses utilization and utilization by cohort, and the impact it has on the Company’s results. Please consider including your period over period center utilization to allow investors to understand the impact utilization had on your results. Refer to Item 303(c) of Regulation S-K.

Response:

We acknowledge the Staff’s comment regarding the quantification of material factors impacting our results when multiple factors are cited. We currently provide qualitative and quantitative disclosures in our quarterly and annual filings to highlight the average tuition rates for different age groups (infants, toddlers and preschoolers) and trends in personnel costs in order to demonstrate the impact of general market and industry trends, including inflationary factors. We note that such inflationary factors can be difficult to distinguish separately from overall market and industry trends. In response to the Staff’s comment, we will supplement our current qualitative and quantitative disclosures related to tuition and wages in future filings, beginning with our Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, to also include quantitative information regarding average tuition increases and average wage rate increases. We further acknowledge that, to the extent inflation continues to have a material impact on our business and results of operations, we will continue to evaluate our related disclosures and include, in future periodic filings, additional quantitative information when possible and helpful to investors.

We also acknowledge the Staff’s comment regarding utilization. We currently disclose the overall percentage change in enrollment, which we believe is the most important driver of our full service center-based child care segment results. In response to the Staff’s comment, we will supplement our disclosures in future filings, beginning with our Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, with additional comparative center utilization (for example, percentage of full-service centers open since the beginning of Q3 2021 that are operating at utilization levels above 70%, between 40% and 70%, and less than 40%, with commentary about significant changes during the period) to help investors understand the financial performance of the full service center-based child care segment during this continued period of enrollment recovery.

We hope the foregoing has been responsive to the Staff’s comments. If you have any questions or would like to discuss our response in this letter, please feel free to contact me at (617) 673-8125 at your earliest convenience.

Sincerely,

/s/ Elizabeth Boland

Elizabeth Boland

Chief Financial Officer

cc:	Abe Friedman, U.S. Securities and Exchange Commission
Laurie A. Cerveny, Morgan, Lewis & Bockius LLP

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